UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

American Virtual Cloud Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

030382105
(CUSIP Number)

Stratos Management Systems Holdings, LLC 2870 Peachtree Rd NW, Unit 509 Atlanta, GA 30305 Attention: Larry Mock (713) 331-4250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 030382105

1	Names of Reporting Persons Navigation Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
15,986,591(1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
15,986,591(1)

11	Aggregate Amount Beneficially Owned by Reporting Person
15,986,591 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
57.3% (2)
14	Type of Reporting Person
PN

(1)	Such figure includes (i) 8,189,490 shares of common stock, par value $0.001 per share (the “Common Stock”) of American Virtual Cloud Technologies, Inc. (the “Issuer”) held directly by Stratos Management Systems Holdings, LLC (“Holdings”), (ii) 2,000,000 shares of Common Stock issuable to Holdings upon conversion of warrants, dated April 7, 2020, issued by the Issuer to Holdings (“April Warrants”), and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of Series A Convertible Debentures, dated April 7, 2020, issued by the Issuer to Holdings (“April Debentures”).
(2)

Based upon 20,080,021 shares of Common Stock outstanding as of May 14, 2021, as disclosed in the Issuer’s Form 10-Q that was filed on May 18, 2021 (the “Form 10-Q”) with the Securities and Exchange Commission (“SEC”).

CUSIP No. 030382105

1	Names of Reporting Persons NCP General Partner II, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
15,986,591(1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
15,986,591(1)

11	Aggregate Amount Beneficially Owned by Reporting Person
15,986,591 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
57.3% (2)
14	Type of Reporting Person
HC, OO

(1)	Such figure includes (i) 8,189,490 shares of Common Stock held directly by Holdings, (ii) 2,000,000 shares of Common Stock issuable to Holdings upon conversion of April Warrants, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of April Debentures.

(2)	Based upon 20,080,021 shares of Common Stock outstanding as of May 14, 2021, as disclosed in the Form 10-Q.

CUSIP No. 030382105

1	Names of Reporting Persons Lawrence E. Mock, Jr.

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
25,653,294 (1)(2)(3)(4)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
25,653,294 (1)(2)(3)(4)

11	Aggregate Amount Beneficially Owned by Reporting Person
25,653,294 (1)(2)(3)(4)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
68.3% (5)
14	Type of Reporting Person
IN

(1)	Such figure includes (i) 8,189,490 shares of Common Stock held directly by Holdings, (ii) 2,000,000 shares of Common Stock issuable to Holdings upon conversion of April Warrants, (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of April Debentures, (iv) 630,571 shares of Common Stock issuable to SPAC Opportunity Partners, LLC (“SPAC Opps”) upon conversion of April Warrants and (v) 1,827,712 shares of Common Stock initially issuable to SPAC Opps upon conversion of April Debentures. SPAC Opps is an entity controlled by Navigation Capital Partners, Inc. (“SPAC NCP”), and as a result, may be deemed to indirectly beneficially own the securities held by SPAC Opps. Mr. Mock is the sole shareholder of SPAC NCP, and as a result, may be deemed to indirectly beneficially own the shares held by SPAC Opps. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)	Includes an additional (i) 50,000 shares of Common Stock initially issuable to Nobadeer L.P. (“Nobadeer”) upon conversion of April Warrants and (ii) 144,928 shares of Common Stock initially issuable to Nobadeer upon conversion of April Debentures. Such securities are held directly by Nobadeer. Lawrence E. Mock (“Mr. Mock”) is the general partner of Nobadeer, and as a result, may be deemed to indirectly beneficially own the shares held by Nobadeer. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(3)	Includes an additional (i) 1,000,000 shares of Common Stock issuable to SPAC Opportunity Investment Sub, LLC (“Investment Sub”) upon conversion of warrants, dated December 1, 2020, issued by the Issuer to Investment Sub (“December Warrants”), and (ii) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of Series A-1 Convertible Debentures, dated December 1, 2020, issued by the Issuer to Investment Sub (“December Debentures”). Investment Sub is a direct wholly-owned subsidiary of SPAC Opps. As a result, each of SPAC Opps, SPAC NCP and Mr. Mock may be deemed to indirectly beneficially own the securities held by Investment Sub. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(4)	Includes an additional (i) 799,000 shares of Common Stock issuable to Investment Sub upon conversion of warrants, dated May 27, 2021, issued by the Issuer to Investment Sub (“May Warrants”), and (ii) 2,315,942 shares of Common Stock initially issuable to Investment Sub upon conversion of Series A-1 Convertible Debentures, dated May 27, 2021, issued by the Issuer to Investment Sub (“May Debentures”). Investment Sub is a direct wholly-owned subsidiary of SPAC Opps. As a result, each of SPAC Opps, SPAC NCP and Mr. Mock may be deemed to indirectly beneficially own the securities held by Investment Sub. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(5)	Based upon 20,080,021 shares of Common Stock outstanding as of May 14, 2021, as disclosed in the Form 10-Q.

CUSIP No. 030382105

1	Names of Reporting Persons John S. Richardson

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
15,986,591 (1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
15,986,591 (1)

11	Aggregate Amount Beneficially Owned by Reporting Person
15,986,591 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
57.3% (2)
14	Type of Reporting Person
IN

(1)	Such figure includes (i) 8,189,490 shares of Common Stock held directly by Holdings, (ii) 2,000,000 shares of Common Stock issuable to Holdings upon conversion of April Warrants, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of April Debentures.

(2)	Based upon 20,080,021 shares of Common Stock outstanding as of May 14, 2021, as disclosed in the Form 10-Q.

CUSIP No. 030382105

1	Names of Reporting Persons Stratos Management Systems Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
15,986,591 (1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
15,986,591 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
15,986,591 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
57.3% (2)
14	Type of Reporting Person
OO

(1)	Such figure includes (i) 8,189,490 shares of Common Stock held directly by Holdings, (ii) 2,000,000 shares of Common Stock issuable to Holdings upon conversion of April Warrants, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of April Debentures.

(2)	Based upon 20,080,021 shares of Common Stock outstanding as of May 14, 2021, as disclosed in the Form 10-Q.

CUSIP No. 030382105

1	Names of Reporting Persons Navigation Capital Partners, Inc.

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
9,471,775 (1)(2)(3)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
9,471,775 (1)(2)(3)

11	Aggregate Amount Beneficially Owned by Reporting Person
9,471,775 (1)(2)(3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
32.1% (4)
14	Type of Reporting Person
CO

(1)	Such figure includes (i) 630,571 shares of Common Stock issuable to SPAC Opps upon conversion of April Warrants and (ii) 1,827,712 shares of Common Stock initially issuable to SPAC Opps upon conversion of April Debentures.

(2)	Includes an additional (i) 1,000,000 shares of Common Stock issuable to Investment Sub upon conversion of December Warrants, and (ii) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of December Debentures.

(3)	Includes an additional (i) 799,000 shares of Common Stock issuable to Investment Sub upon conversion of May Warrants, and (ii) 2,315,942 shares of Common Stock initially issuable to Investment Sub upon conversion of May Debentures.

(4)	Based upon 20,080,021 shares of Common Stock outstanding as of May 14, 2021, as disclosed in the Form 10-Q.

CUSIP No. 030382105

1	Names of Reporting Persons SPAC Opportunity Partners, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
WC, AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
9,471,775 (1)(2)(3)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
9,471,775 (1)(2)(3)

11	Aggregate Amount Beneficially Owned by Reporting Person
9,471,775 (1)(2)(3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
32.1% (4)
14	Type of Reporting Person
OO

(1)	Such figure includes (i) 630,571 shares of Common Stock issuable to SPAC Opps upon conversion of April Warrants and (v) 1,827,712 shares of Common Stock initially issuable to SPAC Opps upon conversion of April Debentures.

(2)	Includes an additional (i) 1,000,000 shares of Common Stock issuable to Investment Sub upon conversion of December Warrants, and (iii) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of December Debentures.

(3)	Includes an additional (i) 799,000 shares of Common Stock issuable to Investment Sub upon conversion of May Warrants, and (ii) 2,315,942 shares of Common Stock initially issuable to Investment Sub upon conversion of May Debentures.

(4)	Based upon 20,080,021 shares of Common Stock outstanding as of May 14, 2021, as disclosed in the Form 10-Q.

CUSIP No. 030382105

1	Names of Reporting Persons SPAC Opportunity Partners Investment Sub, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
7,013,492 (1)(2)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
7,013,492 (1)(2)

11	Aggregate Amount Beneficially Owned by Reporting Person
7,013,492 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
25.9% (3)
14	Type of Reporting Person
OO

(1)	Such figure includes (i) 1,000,000 shares of Common Stock issuable to Investment Sub upon conversion of December Warrants, and (ii) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of December Debentures.

(2)	Includes an additional (i) 799,000 shares of Common Stock issuable to Investment Sub upon conversion of May Warrants, and (ii) 2,315,942 shares of Common Stock initially issuable to Investment Sub upon conversion of May Debentures.
(3)	Based upon 20,080,021 shares of Common Stock outstanding as of May 14, 2021, as disclosed in the Form 10-Q.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

This statement (this “Amendment No. 2”) amends the amended and restated Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 26, 2021 (the “Schedule 13D”), and is being filed by (i) Navigation Capital Partners II, L.P., a Delaware limited partnership (“Navigation Capital”), (ii) NCP General Partner II, LLC, a Delaware limited liability company, and the general partner of Navigation Capital (“NCP GP”), (iii) Stratos Management Systems Holdings, LLC, a Delaware limited liability company (“Holdings”), (iv) SPAC Opportunity Partners Investment Sub, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of SPAC Opps (as defined below) (“Investment Sub”), (v) SPAC Opportunity Partners, LLC, a Delaware limited liability company (“SPAC Opps”), (vi) Navigation Capital Partners, Inc., a Delaware corporation which controls SPAC Opps (“SPAC NCP”), (vii) Lawrence E. Mock, a citizen of the United States of America (“Mr. Mock”) and (x) a manager of NCP GP and (y) the sole shareholder of SPAC NCP, and (viii) John S. Richardson, a citizen of the United States of America (“Mr. Richardson” and collectively with Navigation Capital, NCP GP, Holdings, Investment Sub, SPAC Opps, SPAC NCP and Mr. Mock, the “Reporting Persons”) and a manager of NCP GP, with respect to the common stock, par value $0.001 per share (the “Common Stock”), of American Virtual Cloud Technologies, Inc., a Delaware corporation (referred to herein as the “Issuer”).

Except as amended and supplemented hereby, there has been no change in the information contained in the Schedule 13D.

Item 1.	Security and Issuer

The information regarding the securities and the Issuer contained in “Item 1. Security and Issuer” contained in the Schedule 13D is not being amended by this Amendment No. 2.

Item 2.	Identity and Background

The information regarding the securities and the Issuer contained in “Item 2. Identity and Background” contained in the Schedule 13D is not being amended by this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration

“Item 3. Source and Amount of Funds or Other Consideration” of this Schedule 13D is hereby amended to add the following:

At the special meeting of stockholders of the Issuer held on April 5, 2021, the Issuer’s stockholders approved, for purposes of complying with the Nasdaq Listing Rules, the issuance of shares of the Issuer’s common stock underlying securities issued or issuable by the Issuer pursuant to the December SPA, in an amount equal to 20% or more of the Issuer’s common stock outstanding.

Acquisition of Securities by Investment Sub in May 2021

On May 27, 2021, in accordance with the December SPA, Investment Sub purchased an additional 7,990 Units for an aggregate purchase price of $7,990,000, with each Unit consisting of (i) $1,000 in principal amount of the Issuer’s Series A-1 convertible debentures (the “May Debentures”) and (ii) a warrant to purchase 100 shares of Common Stock, at an exercise price of $0.01 per whole share  (the “May Warrants”).

Item 4.	Purpose of Transaction

The information regarding the securities and the Issuer contained in “Item 4. Purpose of Transaction” contained in the Schedule 13D is not being amended by this Amendment No. 2.

Item 5.	Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)

	●	Holdings directly owns (i) 8,189,490 shares of Common Stock, (ii) April Warrants to purchase 2,000,000 shares of Common Stock, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of the April Debentures, representing approximately 57.3% of the Common Stock of the Issuer.

	●	Navigation Capital, as the controlling member of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own (i) 8,189,490 shares of Common Stock, (ii) April Warrants to purchase 2,000,000 shares of Common Stock, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of the April Debentures, representing approximately 57.3% of the Common Stock of the Issuer. Navigation Capital disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

	●	NCP GP, as the general partner of Navigation Capital, and Mr. Richardson, as a manager of NCP GP, may, pursuant to Rule 13d-3, be deemed to beneficially own (i) 8,189,490 shares of Common Stock, (ii) April Warrants to purchase 2,000,000 shares of Common Stock, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of the April Debentures, representing approximately 57.3% of the Common Stock of the Issuer for NCP GP and Mr. Richardson. Each of NCP GP and Mr. Richardson disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.

	●	Investment Sub directly owns (i) May Warrants to purchase 799,000 shares of Common Stock, (ii) 2,315,942 shares of Common Stock initially issuable to Investment Sub upon conversion of the May Debentures, (iii) December Warrants to purchase 1,000,000 shares of Common Stock and (iv) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of the December Debentures, representing approximately 25.9% of the Common Stock of the Issuer.

	●	SPAC Opps, as the sole member of Investment Sub, may, pursuant to Rule 13d-3, be deemed to beneficially own (i) May Warrants to purchase 799,000 shares of Common Stock, (ii) 2,315,942 shares of Common Stock initially issuable to Investment Sub upon conversion of the May Debentures, (iii) December Warrants to purchase 1,000,000 shares of Common Stock held directly by Investment Sub, and (iv) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of the December Debentures. In addition, SPAC Opps directly owns (i) 630,571 shares of Common Stock issuable to SPAC Opps upon conversion of April Warrants and (ii) 1,827,712 shares of Common Stock initially issuable to SPAC Opps upon conversion of April Debentures, which together with the May Warrants, May Debentures, December Warrants and December Debentures held by Investment Sub, represents approximately 32.1% of the Common Stock of the Issuer. SPAC Opps disclaims beneficial ownership of the securities held directly by Investment Sub except to the extent of its pecuniary interest therein.

	●	SPAC NCP, as the manager of SPAC Opps, may, pursuant to Rule 13d-3, be deemed to beneficially own (i) May Warrants to purchase 799,000 shares of Common Stock, (ii) 2,315,942 shares of Common Stock initially issuable to Investment Sub upon conversion of the May Debentures, (iii) December Warrants to purchase 1,000,000 shares of Common Stock held directly by Investment Sub, (iv) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of the December Debentures, (v) 630,571 shares of Common Stock issuable to SPAC Opps upon conversion of April Warrants, and (vi) 1,827,712 shares of Common Stock initially issuable to SPAC Opps upon conversion of April Debentures, representing approximately 32.1% of the Common Stock of the Issuer. SPAC NCP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

●	Mr. Mock, as a manager of NCP GP, may, pursuant to Rule 13d-3, be deemed to beneficially own (i) 8,189,490 shares of Common Stock held directly by Holdings, (ii) April Warrants to purchase 2,000,000 shares of Common Stock held directly by Holdings, and (iii) 5,797,101 shares of Common Stock initially issuable to Holdings upon conversion of the April Debentures. Mr. Mock, as the sole shareholder of SPAC NCP, may, pursuant to Rule 13d-3, be deemed to beneficially own (i) May Warrants to purchase 799,000 shares of Common Stock held directly by Investment Sub, (ii) 2,315,942 shares of Common Stock initially issuable to Investment Sub upon conversion of the May Debentures, (iii) December Warrants to purchase 1,000,000 shares of Common Stock held directly by Investment Sub, (iv) 2,898,550 shares of Common Stock initially issuable to Investment Sub upon conversion of the December Debentures, (v) 630,571 shares of Common Stock issuable to SPAC Opps upon conversion of April Warrants, and (vi) 1,827,712 shares of Common Stock initially issuable to SPAC Opps upon conversion of April Debentures. In addition, Nobadeer, an unaffiliated entity of all of the Reporting Persons, except for Mr. Mock, directly holds (i) April Warrants to purchase 50,000 shares of Common Stock and (ii) $500,000 in aggregate principal amount of April Debentures, which are initially convertible into 144,928 shares of Common Stock. Such securities are held directly by Nobadeer. Mr. Mock is the general partner of Nobadeer, and as a result, may be deemed to indirectly beneficially own the shares held by Nobadeer. The foregoing securities, in the aggregate, represent approximately 68.3% of the Common Stock of the Issuer. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

The percentages set forth in Item 5(a) are based on 20,080,021 shares of Common Stock issued and outstanding as of May 14, 2021, as set forth in the Issuer’s Form 10-Q that was filed on May 18, 2021 with the SEC.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d)	As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 above is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

The information regarding the Reporting Persons contained in “Item 7. Material to Be Filed as Exhibits” contained in the Schedule 13D is not being amended by this Amendment No. 2.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2021	Navigation Capital Partners II, L.P.

By: NCP General Partner II, LLC, its general partner

	Signature:	/s/ Lawrence E. Mock
	Name:	Lawrence E. Mock
	Title:	Manager

NCP General Partner II, LLC

	Signature:	/s/ Lawrence E. Mock
	Name:	Lawrence E. Mock
	Title:	Manager

Lawrence E. Mock

	Signature:	/s/ Lawrence E. Mock

John S. Richardson

Signature:	/s/ John Richardson

Stratos Management Systems Holdings, LLC

Signature:	/s/ Lawrence E. Mock
Name:	Lawrence E. Mock
Title:	Chief Executive Officer and
President

Navigation Capital Partners, Inc.

Signature:	/s/ Lawrence E. Mock
Name:	Lawrence E. Mock
Title:	Managing Partner

SPAC Opportunity Partners, LLC

Signature:	/s/ Lawrence E. Mock
Name:	Lawrence E. Mock
Title:	Manager

SPAC Opportunity Partners Investment Sub, LLC

Signature:	/s/ Lawrence E. Mock
Name:	Lawrence E. Mock
Title:	Manager